

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 19, 2017

Marc Weingarten, Esq.
Schulte Roth & Zabel LLP
919 Third Avenue
New York, New York 10022

> **Re:** **General Motors Company**
> **Preliminary Proxy Statement on Schedule 14A filed by Greenlight Capital,**
> **Inc., David Einhorn, et al.**
> **Filed April 12, 2017**
> **File No. 1-34960**
>
> **Soliciting Materials filed pursuant to Exchange Act Rule 14a-12 filed by**
> **Greenlight Capital, Inc., David Einhorn, et al.**
> **Filed March 28 and April 12, 2017**
> **File No. 1-34960**

Dear Mr. Weingarten:

We have reviewed the filings above and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand the disclosure.

Please respond to this letter by amending the filings or by providing the requested information. If you do not believe our comments apply to the participants' facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to the filings and the information you provide in response to these comments, we may have additional comments. All defined terms used in this letter have the same meaning as in the preliminary proxy statement unless otherwise indicated.

Preliminary Proxy Statement

1. We the references to Excluded Company Nominees. At such time as the participants confirm the identity of such individuals, please update the proxy statement and card accordingly.

2. Refer to the following statements (emphasis added):
    - "The combined value of the Dividend Shares and the Capital Appreciation Shares *leads to significant price appreciation*…. Our plan *will deliver upside of 24% to 72%.*" (soliciting materials filed March 28, 2017, page 12)

- "Our plan will *unlock between $13 billion and $38 billion of shareholder value* through appropriate valuation of GM's dividend and earnings potential." (soliciting materials filed March 28, 2017, page 13)
- "Greenlight estimated the Proposal would *result in a value of $46.00 to $48.00 per GM share or more, vs. GM's share price of $30.71 as of September 14, 2016.*" (proxy statement, page 4)
- "…he [Greenlight president David Einhorn] *arrived at an expected $47.00+ value per current GM share* ($1.52 x 12.5x = $19.00 for the Dividend Shares and $4.48 x 6.3x = $28.22+ for the Capital Appreciation Shares)." (proxy statement, page 8)
- "…Greenlight emphasized the positive elements of the Two Class Common Stock Proposal. This included substantial value creation, with analysis similar to the *+24% to +72% increase in GM's equity value* shown in Greenlight's March 28, 2017 public presentation." (proxy statement, page 11)

Valuation claims included in proxy materials "is only appropriate and consonant with Rule 14a-9 under the Securities Exchange Act of 1934 when made in good faith and on a reasonable basis and where accompanied by disclosure which facilitates shareholders' understanding of the basis for and the limitations on the projected realizable values." Refer to the text accompanying footnote 2 in Exchange Act Release No. 16833 (May 23, 1980). Please revise the proxy statement to provide the appropriate disclosure and provide us with the basis for all such estimates including any assumptions, qualifications or limitations.

3.   We note that the filing persons have made statements in their soliciting materials that appear to directly or indirectly impugn the character, integrity or personal reputation of the Company's management and board of directors, all without adequate factual foundation. For example, but without limitation, we note the following statements (emphasis added):

- "'*GM* is ignoring the significant value unlocked by our Plan, and *has concocted a ratings issue by presenting a one-sided and flawed analysis* to the rating agencies,' stated Director nominee Vinit Sethi. 'It is *clear that the rating agencies* relied upon – and *were misled by – the Company*.'" (soliciting materials filed April 12, 2017)
- "…Greenlight believes that GM has *embarked on a campaign specifically designed to mischaracterize* the Plan *and mislead investors and credit rating agencies* about its merits." (soliciting materials filed April 12, 2017)
- "Normally, *advisors, with otherwise leading reputations in the marketplace, would not be expected to do such a disservice in 'marketing'* the Proposal to rating agencies, *to the extent they were genuinely trying* to investigate a positive outcome for the Proposal." (proxy statement, page 6)

Please do not use these or similar statements in the soliciting materials without providing a proper factual foundation for the statements. In addition, as to matters for which the filing persons do have a proper factual foundation, please avoid making statements about those matters that go beyond the scope of what is reasonably supported by the factual foundation. Please note that characterizing a statement as one's opinion or belief does not eliminate the need to provide a proper factual foundation for the statement; there must be a reasonable basis for each opinion or belief that the filing persons express. Please refer to Note (b) to Rule 14a-9. To the extent the filing persons are unable to provide adequate support, please file appropriate corrective disclosure and refrain from including such statements in future soliciting materials.

4.   Each statement or assertion of opinion or belief must be clearly characterized as such, and a reasonable factual basis must exist for such opinion or belief. Support for any such opinions or beliefs should be self-evident, disclosed in the soliciting materials or provided to the staff on a supplemental basis with a view toward disclosure. Please provide support for the following and revise accordingly (emphasis added):

- "GM's investor base *has a suboptimal combination* of yield-oriented and value-focused shareholders with divergent investment objectives." (soliciting materials filed March 28, 2017, page 3)
- "Creating two classes of common stock *will unlock GM's value* by forcing the market to appropriately value the dividend and give credit for GM's earnings potential." (soliciting materials filed March 28, 2017, page 7)
- "Mr. Einhorn responded at the meeting by indicating that GM's advisors' *analysis took a negative assumption at every turn* and compounded the assumptions upon each other with the impact of *reaching implausible conclusions*." (proxy statement, page 6)
- "GM's advisors *presented the Proposal as a highly leveraging event*." (proxy statement, page 6)
- "Mr. Einhorn communicated that he would like to keep the lines of communication open between Greenlight and GM even if they have to 'agree to disagree' on the value unlock proposed by Greenlight and the *fact that it is a win-win, without disrupting any of GM's strategic and operational goals*." (proxy statement, page 12)

Proxy Card

5.   While we note the Instructions following Proposal 1, please consider supplementing the instructions to make clear that you are also providing shareholders an opportunity to write the names of any other Company nominees with respect to whom they wish to withhold authority to vote from the proxy holder. Consider the sample proxy card found in Section II.I of Exchange Act Release No. 31326 (October 16, 1992).

*   *   *

We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact me at (202) 551-3444 with any questions.

Sincerely,

/s/ Perry J. Hindin

Perry J. Hindin
Special Counsel
Office of Mergers and Acquisitions